Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 •
www.denisonmines.com

PRESS RELEASE

DENISON COMPLETES SUCCESSFUL WINTER DRILLING SEASON

Toronto, ON – April 15, 2015… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to report the completion of winter exploration drilling in the Athabasca Basin. Highlights from winter drilling include the expansion of the Gryphon zone of basement hosted uranium at Wheeler River, a new discovery of unconformity hosted uranium south of Gryphon, and the expansion of a zone of unconformity hosted uranium at Mann Lake. A total of 30,400 metres was completed in 61 drill holes on seven Denison operated projects. An additional 12,700 metres was completed in 32 holes on projects operated by Denison’s joint venture partners. Geophysical surveys are still underway on several properties as work continues on the development of an approximately 34,000 metre summer exploration program.

David Cates, President and CEO of Denison, stated “Our winter drilling was successful on several properties. We’re particularly pleased with the results at Wheeler River where we accomplished both of our two main goals: expanding the Gryphon zone and locating other mineralization in the area. With a steady stream of encouraging results from Gryphon, we expect to update the mineral resource estimate for Wheeler River later this year, and are looking forward to an aggressive summer exploration season that will follow up on several new high priority targets identified near the Gryphon zone during the winter program.”

Wheeler River

Twenty six drill holes totaling 17,700 metres were completed during the winter drilling program at Wheeler River. All of the drilling was located in the K North area, host of the Gryphon zone, which is located roughly 3 kilometres northwest of the high-grade Phoenix deposit. Seven of the 12 drill holes targeting extensions of the Gryphon zone intersected significant uranium mineralization. The zone was extended up-plunge, down-plunge, and up-dip on two sections. The best result was in drill hole WR-584B, which intersected 9.0% eU3O8 over 4.6 metres in the up-plunge direction.

Additionally, 14 drill holes were completed to explore for additional zones of mineralization along strike to the south of Gryphon. The area is characterized by graphitic faults and a prospective alteration zone that extends from the south end of the Gryphon zone. The highlight was drill hole WR-597, which intersected 2.8% eU3O8 over 4.0 metres at the unconformity, roughly 800 metres to the south of the Gryphon zone. WR-597 was following up drill hole WR-595 which intersected 1.0% eU3O8 over 1.2 metres. Mineralization in this area straddles the unconformity, replacing the matrix of the basal sandstone or filling fractures in the underlying pelitic strata. Two additional drill holes completed on the section lacked significant mineralization. The new zone, however, is open along strike to the south and will be followed up in the summer. Additionally, there were several drill holes to the south of the Gryphon zone, which intersected weak uranium mineralization in the basement. As weak uranium mineralization in the basement near the unconformity could represent the upper edge of additional Gryphon-like zones, these results will also be followed up as part of the summer drilling program.

The drill results from the Wheeler River winter program are summarized in the table below. The attached figure shows the location of the drill holes on an inclined longitudinal section. Wheeler River is located between the McArthur River Mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

2015 Year to Date Drilling Results

Drill Hole	Location	Basement/Unconformity	Down-Hole Total Gamma Probe
			From (m)	To (m)	Length (m)	eU3O8 (%)[1]
WR-571D2[3,5]	Gryphon Up-Dip	Basement	512.6	517.9	5.3	3.2
and		Basement	544.8	546.0	1.2	1.8
WR-574D1[3,5]	Gryphon Up-Dip	Basement	473.0	479.0	2.0	1.3
and		Basement	510.4	511.4	1.0	7.5
and		Basement	519.6	520.6	1.0	1.1
WR-577D1[2,4,5]	Gryphon Up-Plunge	Basement	664.5	666.6	2.1	0.3
and		Basement	678.0	679.0	1.0	0.3
WR-582[2,3]	Gryphon Down-Plunge	Basement	764.2	766.6	2.4	2.9
WR-583[2,3]	Gryphon Down-Plunge	Basement	786.3	788.7	2.4	2.8
WR-584B2,3	Gryphon Up-Plunge	Basement	641.6	646.2	4.6	9.0
WR-583D1[2]	Gryphon Down-Plunge		No significant mineralization
WR-583D2[2,3,5]	Gryphon Down-Plunge	Basement	501.6	503.8	2.2	1.5
and		Basement	508.2	509.8	1.6	2.4
WR-585A2	Gryphon Up-Plunge		No significant mineralization
WR-586[2]	Gryphon Down-Plunge		No significant mineralization
WR-586D1[2]	Gryphon Down-Plunge		No significant mineralization
WR-587[2]	Gryphon Up-Plunge		No significant mineralization
WR-588[2]	South of Gryphon		No significant mineralization
WR-588D1[2]	South of Gryphon		No significant mineralization
WR-589[2,4]	South of Gryphon	Basement	564.4	565.4	1.0	0.2
and		Basement	569.8	573.1	3.3	0.4
and		Basement	576.7	577.7	1.0	0.1
and		Basement	584.0	585.9	1.9	0.2
WR-590[2,4]	South of Gryphon	Basement	559.6	561.3	1.7	0.1
and		Basement	563.7	567.0	3.3	0.1
and		Basement	572.3	573.8	1.5	0.2
and		Basement	579.1	581.7	2.6	0.3
WR-591[2,4]	South of Gryphon	Basement	586.3	587.3	1.0	0.2
WR-592[2,4]	South of Gryphon	Basement	585.4	587.2	1.8	0.5
WR-593[2,4]	South of Gryphon	Basement	492.9	494.2	1.3	0.3
WR-594[2]	South of Gryphon		No significant mineralization
WR-595[2,4]	South of Gryphon	Unconformity	525.0	526.2	1.2	1.0
and		Basement	565.8	571.6	5.8	0.2
and		Basement	583.7	585.5	1.8	0.3
WR-596[2]	South of Gryphon		No significant mineralization
WR-597[2,3]	South of Gryphon	Unconformity	496.5	500.5	4.0	2.8
and		Basement	586.9	587.9	1.0	1.6
WR-597D1	South of Gryphon		No significant mineralization
WR-598[4]	South of Gryphon	Basement	583.3	584.3	1.0	0.4
WR-599[4]	South of Gryphon	Basement	593.1	594.1	1.0	0.2

Notes:	1. eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe
2. Results were previously released
3. Composited above a cutoff grade of 1.0% eU3O8
4. Composited above a cutoff grade of 0.05% eU3O8
5. Distances are measured from the wedge, not from surface.

As the drill holes are oriented steeply toward the northwest and the basement mineralization dips moderately to the southeast, the true thickness of the basement mineralization is expected to be approximately 75% of the intersection lengths. As the unconformity mineralization is horizontal, the true thickness of the unconformity mineralization is expected to be approximately 90% of the intersection lengths.

Mann Lake

Drilling at Mann Lake in 2015 was designed to explore for extensions of uranium mineralization intersected in drill holes MN-060 (2.94% U3O8 over 4.8 metres) and MN-065 (4.8% U3O8 over 1.0 metres) in 2014. Uranium in these drill holes is located along the sub-Athabasca unconformity at its intersection with a fault zone that marks a contact between granite gneiss and graphitic pelitic gneiss. A total of 7,570 metres in 11 drill holes was completed in the winter program. The highlight was drill hole MN-066-01, which intersected 9.8% eU3O8 over 3.5 metres at the unconformity. The drill hole is located 300 metres along strike to the south of MN-060. The final drill hole of the season was stopped short of the target depth due to spring break-up. Cameco Corp (the operator) plans to complete the drill hole in June. As the drill holes are oriented steeply, and the mineralization is approximately horizontal, the true thickness is expected to be at least 80% of the intersection lengths. Mann Lake is located 20 kilometres southwest of the McArthur River mine and five kilometres north of Wheeler River and is a joint venture (Denison 30%) with Cameco Corp (52.5% and operator) and AREVA Resources Canada (17.5%) .

Other Properties

Denison participated in drilling programs on seven other properties during the winter – six were operated by the Company, and one was operated by AREVA Resources Canada. The Denison operated programs were completed at Moore Lake, Lynx Lake, Crawford Lake, Hatchet Lake, Turkey Lake and Waterbury Lake. AREVA operated the exploration program on the Wolly property. Encouraging results at Hatchet Lake and Crawford Lake highlighted the exploration work carried out on these other properties.

At Hatchet Lake, a total of 2,547 metres of drilling was completed in nine drill holes at the Tuning Fork grid area. A zone of intense basement clay alteration with elevated uranium values was extended by drill hole TF-15-01. The alteration is coincident with a strong fault zone within graphitic pelitic gneiss. The highest uranium value obtained in TF-15-01 was 491 ppm U, and was accompanied by impressive trace element results that include elevated copper (up to 2.4%), nickel (up to 0.1%) and cobalt (up to 0.29%) . The intensity of the alteration and geochemical results, combined with the presence of structurally prepared graphitic basement suggests that the area is highly prospective for high grade basement hosted mineralization and further drilling is required. Hatchet Lake is a joint venture with Anthem Resources Inc. owning 41.9% and Denison as operator holding 58.1% .

At the 100% owned Crawford Lake project, a total of 4,135 metres of drilling was completed in eight drill holes on the CR-5 conductor. This work followed up on drilling in 2014 which encountered a large volume of intense sandstone alteration in very wide spaced holes over a 2,400 metre length of the conductor. The 2015 drilling confirmed the presence of the alteration zone along the entire 2,400 metre strike length and identified a zone of faulting in graphitic pelites that is likely the core of the hydrothermal system. Geochemical results from drill core samples are still pending. The volume of alteration associated with the structured graphitic basement is encouraging and additional drilling is planned along the CR-5 conductor during the summer exploration program.

Summer Exploration Plans

Denison will continue its 2015 exploration program with an aggressive summer campaign that is expected to include drilling on eight Denison operated properties: Wheeler River, Bell Lake, Murphy Lake, Waterbury Lake, Jasper Lake, Stevenson River, Crawford Lake and Bachman Lake. Wheeler River will be the primary focus of the summer program, with 36 drill holes planned, totaling approximately 24,000 metres. Priorities at Wheeler River continue to be the expansion of mineralization at and near the Gryphon zone, the discovery of additional zones of mineralization in the vicinity of the Gryphon zone, and the evaluation of other prospective target areas on the property. The additional drilling planned for the Gryphon zone should be sufficient to support the preparation of an initial estimate of mineral resources at Gryphon before the end of the year.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison's Annual Information Form dated March 5, 2015 filed under the Company's profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 467,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact
David Cates	(416) 979-1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison's actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed under the heading "Risk Factors" in Denison’s Annual Information Form dated March 5, 2015 available at www.sedar.com, and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Gryphon Zone High Grade Uranium Discovery at Wheeler River

DENISON MINES

Gryphon Zone Upper Lens Inclined Longitudinal Section (Oriented 015/45E) Apr 15, 2015

SW
NE
Sub-Athabasca unconformity
WR-597D1
WR-595 1.0% / 1.2 m (UC) and 0.2% / 5.8 m (Bsmt) and 0.3% / 1.8 m (Bsmt)
WR-599
WR-597 2.8% / 4.0 m (UC) and 1.6% / 1.0 (Bsmt)
WR-591 (Bsmt) 0.2% / 1.0 m
WR-592 (Bsmt) 0.5% / 1.8 m
WR-598 (Bsmt) 0.4% / 1.0 m
WR-590 (Bsmt) 0.1% / 1.7 m and 0.1% / 3.3 m and 0.2% / 1.5 m
WR-589 (Bsmt) 0.2% / 1.0 m and 0.4% / 3.3 m and 0.1% / 1.0 m and 0.2% / 1.9 m
WR-593 (Bsmt) 0.3% / 1.3 m
WR-596
WR-588
WR-588D1
WR-587
WR-574 5.0% / 2.0 m and 1.5% / 1.0 m and 14.6% / 2.0 m
WR-574D1 (Bsmt) 1.3% / 2.0 m and 7.5% / 1.0 m and 1.1% / 1.0 m
WR-565
ZK-06
WR-576 0.2% / 1.0 m
WR-579
WR-580 2.7% / 2.0 m
WR-585A
WR-575 0.5% / 2.0 m
WR-572 2.5% / 1.0 m and 9.5% / 1.0 m and 1.8% / 1.0 m and 2.1% / 1.0 m
ZK-04
WR-584B 9.0% / 4.6 m
WR-577
WR-577D1 0.3% / 2.1 m and 0.3% / 1.0 m
WR-560 21.2% / 4.5 m (Lower Lens)
WR-566
WR-569A 2.4% / 1.0 m and 1.1% / 1.5 m and 3.8% / 3.0 m and 13.2% / 3.5 m and 12.4% / 1.0 m and 4.9% / 9.0 m and 3.6% / 2.0 m
WR-556 15.3% / 4.0 m
WR-571D2 (Bsmt) 3.2% / 5.3 m and 1.8% / 1.2 m
WR-568
Gryphon Zone
WR-570 0.3% / 10.5 m and 0.3% / 3.0 m
WR-567 1.7% / 1.0 m and 1.6% / 3.0 m
WR-582 2.9% / 2.4 m
WR-583 2.8% / 2.4 m
WR-564 1.2% / 1.0 m and 1.4% / 1.0 m and 1.5% / 1.0 m and 6.6% / 2.0 m and 3.4% / 1.0 m and 1.2% / 1.0 m and 2.1% / 1.0 m
WR-571 8.8% / 2.5 m and 1.9% / 1.0 m
WR-578 0.5% / 4.5 m
WR-583D2 1.5% / 2.2 m and 2.4% / 1.6 m
WR-573D1 22.2% / 2.5 m and 1.5% / 1.0 m
WR-583D1
WR-594
WR-586
WR-586D1
Cross Section
Sub-Athabasca unconformity
WR-597 (Unconformity) 2.8% / 4.0 m
WR-595 (Unconformity) 1.0% / 1.2 m
WR-597D1
WR-597 (Basement) 1.6% / 1.0 m
WR-595
WR-597
WR-599
Pelite
Graphitic Pelite
Quartzite
Pegmatite
Sandstone
100 m
ATHABASCA BASIN
Uranium mines and deposits
Uranium mill
50 km
Midwest, Midwest A 49 million lbs. U_3O_8 (Ind)
Cigar Lake 217 million lbs. U_3O_8 (P&P)
McArthur River (P2N) 361 million lbs. U_3O_8 (P&P)
Wheeler River
Phoenix Deposit 70 million lbs. U_3O_8 (Ind)
Key Lake Mill
Sandstone
Basement
Mineralization Grade x Thickness >1 m%
Mineralization Grade x Thickness >20 m%
Gryphon Zone intersection
2014 Previously released results (% U_3O_8)
2015 Previously released results (% eU_3O_8)
New results (% eU_3O_8)
100 m

This figure to accompany news release dated Apr 15, 2015.